UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-34236

BIOSPECIFICS TECHNOLOGIES CORP.

(Exact name of registrant as specified in its charter)

2 Righter Parkway

Delaware Corporate Center II

Wilmington, DE

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.001 par value per share

Preferred Stock Purchase Rights

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1)*

*

On December 2, 2020, pursuant to the Agreement and Plan of Merger, dated as of October 19, 2020, by and among BioSpecifics Technologies Corp., a Delaware corporation (the “Company”), Endo International plc, a public limited liability company incorporated in Ireland (“Endo”), and Beta Acquisition Corp., a Delaware corporation and wholly-owned indirect subsidiary of Endo (“Merger Sub”), Merger Sub merged with and into the Company (the “Merger”), with the Company continuing as the surviving company in the Merger and a wholly-owned subsidiary of Endo.

Pursuant to the requirements of the Securities Exchange Act of 1934, BioSpecifics Technologies Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

BIOSPECIFICS TECHNOLOGIES CORP.

Date: December 22, 2020	By:	/s/ Matthew J. Maletta
	Name:	Matthew J. Maletta
	Title:	Executive Vice President, Chief Legal Officer and Secretary